Exhibit 99.1

Foresight: Eye-Net, in Collaboration with Orange’s Mobile Application, Achieves 99% Detection Rate in French Urban Mobility Trials

Eye-Net’s V2X collision prevention technology is scheduled for live trial with 10,000 participants in the fourth quarter of 2025

Ness Ziona, Israel – July 9, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced that its wholly-owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), has successfully completed the first phase of a landmark mobility trial in Bordeaux, France. The trial involved a mobile app developed by Orange S.A., one of the world’s leading telecommunications companies, alongside other urban applications as part of Eye-Net’s collaboration with Software République. This follows the agreement with Software République to enable smart mobility solutions for efficient urban mobility in France, as announced by the Company on November 27, 2024.

The Bordeaux trial, conducted in collaboration with Renault Group, Orange S.A., Keolis Bordeaux Métropole Mobilité, Bordeaux INP, Allianz SE and Eviden, aims to address the evolving challenges of urban mobility and represents a significant step forward in the Eye-Net’s mission to enhance road safety for all urban road users, including drivers, cyclists, and pedestrians.

In the first phase, Eye-Net’s vehicle-to-everything (V2X) platform was integrated into Orange’s mobile app and was deployed in real-world urban settings in Bordeaux, including interactions between cyclists, passenger vehicles and buses. Using widely available smartphones and connected vehicles, Eye-Net’s technology creates a real-time communication network that can detect potential collisions and deliver immediate alerts, even in situations with limited or obstructed visibility.

The second phase of the trial is planned for the fourth quarter of 2025 and will involve up to 10,000 participants using a public transportation app. During this phase, Eye-Net’s alert system will be tested in live urban environments, focusing on scenarios involving cyclists and buses.

Eye-Net’s solution achieved an impressive detection rate, successfully detecting more than 99% of interactions between users. Eye-Net’s technology demonstrated robust interoperability, integrating smoothly with collaboration applications and data providers through its software development kit (SDK). Beyond technical performance, the trial provided valuable insights into user experience and expectations. Cyclists reported increased confidence when navigating busy urban routes, while drivers appreciated the added layer of awareness provided by real-time alerts.

“We believe that reaching this important milestone is a testament to the flexibility and reliability of our platform and that the trial has demonstrated that our technology is mature and capable of seamless integration across a variety of mobility services, making it highly scalable for collaborating parties and cities alike. We are proud of these results and remain committed to advancing our solution to support the evolving and complex demands of modern urban environments as we enter the next phase of growth and deployment,” said Haim Siboni, Chief Executive Officer of Eye-Net.

About Eye-Net

Eye-Net develops next-generation V2X collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Eye-Net, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; X (formerly Twitter), @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Software République

The Software République is an open innovation ecosystem dedicated to intelligent, secure, and sustainable mobility. It was founded in April 2021 by six founding members: Dassault Systèmes SE, Eviden, Orange S.A., Renault Group, STMicroelectronics N.V and Thales Group. In March 2024, JC Decaux joined the ecosystem.

The Software République builds collective businesses focused on the future of mobility through its unique horizontal collaboration model. The ecosystem stands out for its innovative approach, combining established companies and start-ups from different backgrounds to bring to market products and services that meet the new challenges of the connected vehicle, the smart city and energy. These projects are based on the complementary expertise of its partners in data analysis, artificial intelligence, cybersecurity, connectivity, and digital twins, and on the ambition to invent a new model of innovation while keeping people and the environment at the heart of its motivations.

For more information about Software République: https://softwarerepublique.eu/

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the Bordeaux trial represents a significant step forward in the Eye-Net’s mission to enhance road safety for all urban road users, including drivers, cyclists, and pedestrians, the planned second phase of the trial, the belief that reaching this important milestone is a testament to the flexibility and reliability of the Company’s platform and that the trial has demonstrated that the Company’s technology is mature and capable of seamless integration across a variety of mobility services, making it highly scalable for collaborating parties and cities alike, and that the Company is committed to advancing its solution to support the evolving and complex demands of modern urban environments as it enters the next phase of growth and deployment. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654